Exhibit 99
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31
	2011	2010
	(Thousands of Dollars)
INCOME
Operating Revenues	$1,750,217	$1,764,489

Operating Expenses
Purchased Gas	623,852	687,068
Operation and Maintenance	398,709	393,160
Property, Franchise and Other Taxes	80,296	72,089
Depreciation, Depletion and Amortization	213,010	178,489

	1,315,867	1,330,806

Operating Income	434,350	433,683

Other Income (Expense):
Income from Unconsolidated Subsidiaries	794	2,347
Gain on Sale of Unconsolidated Subsidiaries	50,879	—
Interest Income	3,201	4,359
Other Income	4,954	4,001
Interest Expense on Long-Term Debt	(81,184)	(87,942)
Other Interest Expense	(6,232)	(8,377)

Income from Continuing Operations Before Income Taxes	406,762	348,071

Income Tax Expense	157,573	130,968

Income from Continuing Operations	249,189	217,103

Income (Loss) from Discontinued Operations	5,952	(2,274)

Net Income Available for Common Stock	$255,141	$214,829

Earnings Per Common Share:
Basic:
Income from Continuing Operations	$3.04	$2.70
Income (Loss) from Discontinued Operations	0.07	$(0.03)

Net Income Available for Common Stock	$3.11	$2.67

Diluted:
Income from Continuing Operations	$2.99	$2.66
Income (Loss) from Discontinued Operations	0.07	$(0.03)

Net Income Available for Common Stock	$3.06	$2.63

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	82,100,883	80,380,789

Used in Diluted Calculation	83,283,900	81,749,193